Exhibit 12.2

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Other Ratios
As of December 31, 2014
(Amounts in thousands except ratios)

Total Senior Secured Debt less Unrestricted Cash to Adjusted EBITDA Ratio: The total senior secured debt to Adjusted EBITDA ratio is defined as consolidated senior secured debt less unrestricted cash divided by Adjusted EBITDA. The deduction for unrestricted cash is limited to $700 million.

Total senior secured debt less unrestricted cash	$(85,938)

Adjusted EBITDA (1)	$586,235

Total senior secured debt less unrestricted cash to Adjusted EBITDA ratio	(0.15)

(1) Adjusted EBITDA is defined and calculated in “Management's Discussion and Analysis of Financial Condition and Results of Operations-Analysis of Material Debt Covenants” contained elsewhere in this Annual Report on Form 10-K.

Coal sales realization per ton: Coal sales realization per ton is defined as coal revenues divided by tons sold.

	Years Ended December 31,
	2014	2013
	(in thousands, except per ton data)
Revenues:
Coal revenues:
Eastern steam	$1,700,295	$1,782,781
Western steam	436,930	481,747
Metallurgical	1,587,216	1,993,453
Total	$3,724,441	$4,257,981

Tons sold :
Eastern steam	29,510	28,613
Western steam	36,464	38,164
Metallurgical	18,581	20,135
Total	84,555	86,912

Coal sales realization per ton:
Eastern steam	$57.62	$62.31
Western steam	$11.98	$12.62
Metallurgical	$85.42	$99.01
Average	$44.05	$48.99